UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

NOMAC ACQUISITION, INC.

CHESAPEAKE ENERGY CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

112211107

(Cusip Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ray Lees, Esq. Commercial Law Group, P.C. 5520 North Francis Avenue Oklahoma City, Oklahoma 73118 Telephone: (405) 232-3001	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$376,649,119	$43,728.96

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $11.00 cash per share (i) all 28,800,059 shares of common stock of the subject company, which represents all outstanding shares of common stock of the subject company, other than those shares held by Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc. and their wholly owned subsidiaries, as of April 13, 2011, the most practicable date before filing, and (ii) if issued, all 5,440,770 shares of common stock of the subject company that would be issuable upon conversion of the warrant of the subject company that is currently outstanding.
**	The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,728.96.	Filing Party:	Nomac Acquisition, Inc. and Chesapeake Energy Corporation.
Form or Registration No.:	Schedule TO.	Date Filed:	April 26, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

1	NAME OF REPORTING PERSON Chesapeake Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,818,156*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,818,156*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,818,156*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1* (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As of the date hereof, includes Bronco shares (as defined below) tendered in the offer (as defined below) (excluding 691,967 shares that were tendered pursuant to guaranteed delivery procedures) and includes Bronco shares acquired pursuant to the exercise of the Top-Up Option (as defined below). Percentage ownership is calculated based on 28,800,059 Bronco shares outstanding as of June 2, 2011, as stated by Bronco to Chesapeake Energy Corporation (as defined below), and after giving effect to the issuance of Bronco shares pursuant to the Top-Up Option.

1	NAME OF REPORTING PERSON Chesapeake Operating, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,818,156*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,818,156*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,818,156*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1* (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As of the date hereof, includes Bronco shares (as defined below) tendered in the offer (as defined below) (excluding 691,967 shares that were tendered pursuant to guaranteed delivery procedures) and includes Bronco shares acquired pursuant to the exercise of the Top-Up Option (as defined below). Percentage ownership is calculated based on 28,800,059 Bronco shares outstanding as of June 2, 2011, as stated by Bronco to Chesapeake Energy Corporation (as defined below), and after giving effect to the issuance of Bronco shares pursuant to the Top-Up Option.

1	NAME OF REPORTING PERSON Nomac Drilling, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,818,156*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,818,156*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,818,156*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1* (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	As of the date hereof, includes Bronco shares (as defined below) tendered in the offer (as defined below) (excluding 691,967 shares that were tendered pursuant to guaranteed delivery procedures) and includes Bronco shares acquired pursuant to the exercise of the Top-Up Option (as defined below). Percentage ownership is calculated based on 28,800,059 Bronco shares outstanding as of June 2, 2011, as stated by Bronco to Chesapeake Energy Corporation (as defined below), and after giving effect to the issuance of Bronco shares pursuant to the Top-Up Option.

1	NAME OF REPORTING PERSON Nomac Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,818,156*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,818,156*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,818,156*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1* (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As of the date hereof, includes Bronco shares (as defined below) tendered in the offer (as defined below) (excluding 691,967 shares that were tendered pursuant to guaranteed delivery procedures) and includes Bronco shares acquired pursuant to the exercise of the Top-Up Option (as defined below). Percentage ownership is calculated based on 28,800,059 Bronco shares outstanding as of June 2, 2011, as stated by Bronco to Chesapeake Energy Corporation (as defined below), and after giving effect to the issuance of Bronco shares pursuant to the Top-Up Option.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011, as amended by the Amendment No. 1 to the Schedule TO filed on May 3, 2011, Amendment No. 2 to the Schedule TO filed on May 5, 2011, Amendment No. 3 to the Schedule TO filed on May 18, 2011, Amendment No. 4 to the Schedule TO filed on May 20, 2011 and Amendment No. 5 to the Schedule TO filed on May 31, 2011 and is filed by (i) Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and (ii) Chesapeake. The Schedule TO relates to the tender offer by Purchaser and Chesapeake to purchase all outstanding shares of common stock, par value $0.01 per share (the “Bronco shares”), of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), at $11.00 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “offer”). The offer is made pursuant to the Agreement and Plan of Merger, dated as of April 14, 2011 and amended as of May 17, 2011 (as so amended, the “merger agreement”), by and among Chesapeake, Purchaser and Bronco.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 6 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6. Capitalized terms used and not otherwise defined in this Amendment No. 6 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The offer expired at 5:00 p.m., New York City time, on Friday, June 3, 2011. Based on preliminary information provided by the Depositary, 24,959,224 Bronco shares were validly tendered and not withdrawn in the offer (including 691,967 Bronco shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 86.7% of the outstanding Bronco shares (the percentage is 84.3% if guaranteed delivery Bronco shares are not taken into account). Purchaser accepted for payment all Bronco shares validly tendered in the Offer in accordance with the terms of the offer and will promptly pay for such Bronco shares.

Purchaser exercised its Top-Up Option pursuant to the terms of the merger agreement to acquire 63,550,899 newly issued Bronco shares at a purchase price per share equal to the offer price.

Following the expiration of the offer and the exercise of the Top-Up Option, Purchaser owned more than 90% of the outstanding Bronco shares (excluding 691,967 Bronco shares tendered through guaranteed delivery procedures and not yet delivered). In accordance with the merger agreement and the DGCL’s “short-form” merger statute, Chesapeake intends to complete the acquisition of Bronco by means of a merger of Purchaser with and into Bronco, with Bronco continuing as the surviving corporation and as an indirect wholly owned subsidiary of Chesapeake. At the effective time of the merger, each Bronco share outstanding (other than Bronco shares owned by Bronco, Chesapeake, Purchaser, or any wholly owned subsidiary of Bronco, Chesapeake or Purchaser, or held by stockholders who properly demand and perfect appraisal rights under the DGCL) will be converted into the right to receive $11.00, in cash, without interest and less any required withholding taxes. Following the merger, the Bronco shares will no longer be listed on NASDAQ.

On June 6, 2011, Chesapeake issued a press release announcing the results and expiration of the offer. A copy of the press release is attached hereto as Exhibit (a)(5)(S), and the information set forth in the press release is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety to read:

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 26, 2011.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011.

(a)(5)(B)	Press release issued by Chesapeake Energy Corporation on April 26, 2011 announcing commencement of the tender offer.

(a)(5)(C)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601) (incorporated by reference to Exhibit (a)(5)(B) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(D)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(C) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(E)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398) (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B. Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(G)

Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687) (incorporated by reference to Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(H)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723) (incorporated by reference to Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(I)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738) (incorporated by reference to Exhibit (a)(5)(H) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).

(a)(5)(J)	Press release dated April 15, 2011 (incorporated by reference to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 15, 2011).

(a)(5)(K)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419) (incorporated by reference to Exhibit (a)(5)(I) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).

(a)(5)(L)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(J) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).

(a)(5)(M)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6434) (incorporated by reference to Exhibit (a)(5)(K) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).

(a)(5)(N)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP) (incorporated by reference to Exhibit (a)(5)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).

(a)(5)(O)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, individually and on behalf of all others similarly situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6432) (incorporated by reference to Exhibit (a)(5)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).

(a)(5)(P)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 18, 2011.

(a)(5)(Q)	Memorandum of Understanding, dated as of May 17, 2011 (incorporated by reference to Exhibit (a)(5)(O) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 18, 2011).*

(a)(5)(R)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 31, 2011.

(a)(5)(S)	Press Release issued by Chesapeake Energy Corporation on June 6, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(d)(2)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(d)(3)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC (incorporated by reference to Exhibit 4 to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).

(d)(4)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2011

NOMAC ACQUISITION, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
	Name:	Domenic J. Dell’Osso, Jr.
	Title:	Executive Vice President and Chief Financial Officer

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Domenic J. Dell’Osso, Jr.
	Name:	Domenic J. Dell’Osso, Jr.
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Amendment to Tender Offer Statement on Schedule TO]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 26, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011.*

(a)(5)(B)	Press release issued by Chesapeake Energy Corporation on April 26, 2011 announcing commencement of the tender offer.*

(a)(5)(C)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601) (incorporated by reference to Exhibit (a)(5)(B) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(D)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(C) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(E)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398) (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B. Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(G)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687) (incorporated by reference to Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(H)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723) (incorporated by reference to Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(I)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738) (incorporated by reference to Exhibit (a)(5)(H) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(J)	Press release dated April 15, 2011 (incorporated by reference to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 15, 2011).*

(a)(5)(K)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419) (incorporated by reference to Exhibit (a)(5)(I) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(L)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(J) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(M)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6434) (incorporated by reference to Exhibit (a)(5)(K) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(N)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP) (incorporated by reference to Exhibit (a)(5)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(O)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, individually and on behalf of all others similarly situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6432) (incorporated by reference to Exhibit (a)(5)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(P)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 18, 2011.*

(a)(5)(Q)	Memorandum of Understanding, dated as of May 17, 2011 (incorporated by reference to Exhibit (a)(5)(O) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 18, 2011).*

(a)(5)(R)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 31, 2011.*

(a)(5)(S)	Press Release issued by Chesapeake Energy Corporation on June 6, 2011.**

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(2)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(3)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC (incorporated by reference to Exhibit 4 to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(4)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc.*

(g)	None.

(h)	None.

*	Filed previously
**	Filed herewith